TYPE 425
SEQUENCE: 1
DESCRIPTION: FILING OF COMMUNICATION

               Filed by General Motors Corporation (GM)
               Subject Company - General Motors Corporation
               Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

                           *  *  *  *  *  *  *  *  *

The following is a script first used on April 24, 2000 to answer questions from stockholders by Fleet National Bank and Morrow & Co., Inc.:

       General Motors $1-2/3 Par Value Common Stock Exchange for Class H
                                 Common Stock
             Shareholder Services Script for Questions and Answers


Q1.  What did I just receive from GM?

A1. (Shareholder Service Reps will assist stockholders in identifying their exchange materials)
   White scannable card = Letter of Transmittal
   First white page = Chairman's letter
   Orange-Yellow document = Checklist for Participation in the Exchange Offer Blue document = Instructions to Letter of Transmittal
   Return Envelope = Envelope addressed to Fleet National Bank
   Yellow document = Notice of Guaranteed Delivery
   White double-sided page = Guidelines for Taxpayer Identification on
     Substitute Form W-9
   Glossy-covered document = Offering Circular-Prospectus relating to the Exchange Offer

You should read these materials, including the Offering Circular-Prospectus, very carefully before making a decision about whether to participate in the exchange offer.


Q2.  What is this exchange offer all about?

A2.
     . This is a voluntary exchange offer which means you can tender all, some or none of your shares of $1-2/3 par value common stock. The choice to participate is yours.

        . For each share of $1-2/3 par value common stock properly tendered, General Motors is offering to exchange 1.065 shares of Class H common stock, up to a maximum of 86,396,977 shares of $1-2/3 par value common stock to be accepted in the exchange offer.

     . The exchange ratio is: 1.065 shares of Class H common stock per share of $1-2/3 par value common stock. This means that for each share of $1-2/3 par value common stock tendered and accepted by GM you'll receive 1.065 shares of Class H common stock.

     . The exchange offer is only for a limited time and will expire at 12:00 midnight, EDT, New York City time, on May 19, 2000 unless GM extends this date.

(page 12 of the S-4)

       General Motors $1-2/3 Par Value Common Stock Exchange for Class H
                                 Common Stock
             Shareholder Services Script for Questions and Answers


Q3.  Why is General Motors offering this exchange?

A3. This exchange offer is part of GM's overall plan to restructure its economic interest in Hughes Electronics (Hughes), its wholly-owned subsidiary in order to realize some of the economic value arising from GM's ownership of Hughes. The overall plan includes this exchange offer to current stockholders which is being used to repurchase GM $1-2/3 par value common stock in exchange for about $9 billion of GM Class H common stock, and anticipated contributions of about $7 billion of Class H common stock to certain of GM's employee benefit plans.

     Class H common stock currently trades on the NYSE and its ticker symbol is "GMH."

(page 1 GM 2/1/00 Press Release)

Q4.  Is it worthwhile for me to participate in the exchange?

A4. We cannot make a recommendation and you must make your own decision regarding whether to tender and, if so, how many shares to tender in the exchange offer. We encourage you to review all of the exchange offer materials, including the Offering Circular-Prospectus, the Letter of Transmittal and the Instructions to the Letter of Transmittal, which describe the terms and conditions of the exchange offer. You should also read and consider carefully the risk factors (pages 22 to 31 of the S-4) and consult with your financial advisor before deciding whether to participate in the exchange offer. GM expects that its overall plan to restructure its economic interest in Hughes will have benefits to GM and its stockholders. These benefits are described on page 4, A1 of the Offering Circular-Prospectus.

Q5.  Is General Motors spinning-off or splitting off Hughes?

A5. No. The exchange offer is not a spin-off or split-off of Hughes. GM has no current plans or intention to separate Hughes or any of its businesses from GM, whether by means of a spin-off, split-off or any other transaction. However, GM will continue to evaluate what Hughes ownership structure would be optimal for the two companies and GM's stockholders. As a result, GM may determine to pursue any number of future transactions involving Hughes, or no transaction at all.

(page 4, A2 of the S-4)

       General Motors $1-2/3 Par Value Common Stock Exchange for Class H
                                 Common Stock
             Shareholder Services Script for Questions and Answers


Q6.  How will the pending Boeing transaction impact the Class H common stock?

A6. The proposed Boeing transaction will have no direct impact on the Class H common stock. Pursuant to the Boeing transaction, Hughes is selling a portion of their assets (the satellite systems manufacturing businesses) to Boeing for approximately 3.75 billion dollars in cash. There will not be an exchange of stock.

Q7. Will my Class H earnings per share be diluted with the issuance of $9 billion worth of Class H common stock in the exchange offer?

A7. No. GM's Class H common stock is a "tracking stock" to which GM allocates a portion of the earnings of its Hughes subsidiary in order to determine earnings per share. Because the number of shares of Class H common stock and the earnings allocated to such stock will increase proportionately as a result of the exchange offer, there will be no dilution or other effect to the earnings per share of Class H common stock.

(page 5, A4 of the S-4)

Q8.  What is a "tracking stock"?

A8. A "tracking stock" is a separate class of a company's common stock that is designed to provide holders with financial returns based on the financial performance of a group of assets or a specific business unit, division or subsidiary. Holders of a tracking stock are stockholders of the parent company and not of the underlying tracked business or subsidiary. In the case of Class H common stock, the security tracks the financial performance of Hughes, which is a wholly-owned subsidiary of GM.

Q9.  Does Class H common stock pay a dividend?

A9. No. The payment of dividends on Class H common stock is determined by GM's board of directors. GM does not currently expect to pay dividends on the Class H common stock in the foreseeable future.

(last paragraph on page 11 of the S-4)

       General Motors $1-2/3 Par Value Common Stock Exchange for Class H
                                 Common Stock
             Shareholder Services Script for Questions and Answers


Q10.  Who is eligible to participate in the exchange offer?

A10. You may elect to participate in the exchange offer if you hold shares of GM $1-2/3 par value common stock and you validly tender your shares during the exchange offer period in a jurisdiction where this exchange offer is permitted under the laws of that jurisdiction. For more information about certain legal restrictions governing the exchange offer in certain foreign jurisdictions, you should refer to the section of the Offering Circular-Prospectus entitled "Certain Matters Relating to Foreign Jurisdictions - Legal Restrictions Governing the Exchange Offer" on page 50.

(page 5, A7 of the S-4)

Q11.  Do I have to participate in the exchange offer?

A11. No. This is a voluntary exchange offer, which means that you may tender all, some or none of your shares of GM $1-2/3 par value common stock in the exchange offer.

(first paragraph on page 12 of the S-4)

Q12.  How do I tender my shares?

A12. (representative inquires whether stockholder is registered, beneficial or an employee plan participant).

      Before tendering your shares, you should read carefully the Offering Circular-Prospectus, the Letter if Transmittal and the Instructions to the Letter of Transmittal. These documents contain important information regarding the terms and conditions of the exchange offer.

If registered: (representative walks through the Letter of Transmittal with stockholder)

      . determine how your stock is being held (physical certificates, DRP or book-entry). If the shares you wish to tender are represented by physical certificates, you must send the certificates in with your Letter of Transmittal (photo copies of certificates will be rejected).
      .  determine the number of shares you wish to tender
      . if you want to tender all your shares, place an "X" in box #6 on the Letter of Transmittal

       General Motors $1-2/3 Par Value Common Stock Exchange for Class H
                                 Common Stock
             Shareholder Services Script for Questions and Answers



      . if you want to tender some, but not all, of your shares, place an "X" in box #7 AND indicate exactly the number of shares you wish to tender in the space provided.
      .  all registered owners must sign the Letter of Transmittal.*

      * Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign the Letter of Transmittal, notice of guaranteed delivery or any certificates or stock powers must indicate the capacity in which they are signing, and must submit evidence of their power to act in that capacity certified within the last 180 days.

If beneficial: (representative informs stockholder that they should contact their broker for information on the exchange)

If plan participant: (representative provides appropriate telephone number of plan's record keeper)

Q13. Where do I send my Letter of Transmittal and certificate(s) and what is the best way to send them?

A13. It's critical that you send your Letter of Transmittal and stock certificates to one of the following addresses so that it is received by the exchange agent prior to the expiration date of the exchange offer. Do not use any other address.

Delivery of the election form to an address other than as set forth below will not constitute a valid delivery to the exchange agent.

      By Overnight Courier:
      Fleet National Bank
      Attn:  Corporate Actions
      40 Campanelli Drive
      Braintree, MA  02184

      By Mail (registered & insured):
      Fleet National Bank
      Attn:  Corporate Actions
      P.O. Box 9573
      Boston, MA  02205-9573

       General Motors $1-2/3 Par Value Common Stock Exchange for Class H
                                 Common Stock
             Shareholder Services Script for Questions and Answers



      By Hand:
      --------
      Securities Transfer & Reporting Services, Inc.
      c/o Fleet National Bank/EquiServe
      100 Williams Street, Galleria
      New York, NY 10038
      Attn: Delivery Window

      Please note: If you choose to send your Letter of Transmittal and stock certificates by mail, it is recommended that they be sent by registered mail, insured for at least 2% of the current market value ($20.00 minimum), with return receipt requested.

Q14.  My stock certificates are lost, what should I do?

A14.
      . indicate on the front of the Letter of Transmittal that your shares have been lost, destroyed, mutilated or stolen by placing an "X" in box #8.
      . complete Box A on the reverse side of the Letter of Transmittal to determine your surety bond amount.
      . make out a check payable to SAFECO Surety Company for the calculated amount (note that the minimum amount is $20.00).
      .  enclose the check with your Letter of Transmittal.

Q15. What if I want to have my Class H common stock or any $1-2/3 par value common stock not accepted in the exchange offer or cash instead of fractional shares issued in a different name or sent to a different address?

A15.

 . complete the Special Issuance Instructions on pages 12-13 of the Instructions to the Letter of Transmittal if you wish to have shares of Class H common stock and/or shares of $1-2/3 par value common stock tendered but not accepted by GM for exchange credited in the name of and/or cash received instead of fractional shares of Class H common stock payable to someone other than the person signing the Letter of Transmittal.

      If you complete the Special Issuance Instructions box, you must obtain a "medallion" signature guarantee on the Letter of Transmittal by a financial institution such as a commercial bank, a trust company, a national bank, a credit union or a brokerage firm that is participating in the "medallion" program. Please

       General Motors $1-2/3 Par Value Common Stock Exchange for Class H
                                 Common Stock
             Shareholder Services Script for Questions and Answers


      note that a medallion signature guarantee is required for this request; a notary public seal is not sufficient.

      Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign the Letter of Transmittal, notice of guaranteed delivery or any certificates or stock powers must indicate the capacity in which they are signing, and must submit evidence of their power to act in that capacity certified within the last 180 days.

      If your request is not received with the proper documentation or medallion signature guarantee, the exchange agent will issue the Class H common stock, $1-2/3 par value common stock and/or cash in the same name as your shares of GM $1-2/3 par value common stock being tendered in the exchange offer. In such case, the exchange agent will send you transfer instructions and return any additional documents that you have provided to them.

 . complete the Special Delivery Instructions on page 14 of the Instructions to the Letter of Transmittal if you wish to have payment of cash instead of fractional shares of Class H common stock to be mailed to an address other than the one printed on the front of the Letter of Transmittal or in the box entitled "Special Issuance Instructions".

Q16.  What if I change my mind after I have tendered my shares?

A16. You may withdraw tenders of shares of GM $1-2/3 common stock at any time prior to the expiration date. As provided under federal securities laws, you may also withdraw your tenders after 40 business days following the commencement date if GM has not by such time accepted your shares.

      The withdrawal must:
                     -----
      . be a written notice received by the exchange agent at one of the valid addresses (see answer 13).
      . specify the name of the person who tendered the shares, . identify the number of shares to be withdrawn, . specify the name in which any physical stock certificates are registered, if different from that of the withdrawing holder.

You should follow the withdrawal procedures described in the section of the Offering Circular-Prospectus entitled "The Exchange Offer - Withdrawal Rights." (page 43 of the S-4)

       General Motors $1-2/3 Par Value Common Stock Exchange for Class H
                                 Common Stock
             Shareholder Services Script for Questions and Answers



Q17. Question 14 of the S-4 mentions a "premium". What is meant by a premium and does this exchange involve a premium?

A17. A premium in an exchange offer refers to the higher market value of the shares received as a result of the exchange than of the shares originally tendered. Based on the closing trading prices of $1-2/3 par value common stock and Class H common stock on April 19, 2000, the exchange ratio would result in a tendering $1-2/3 par value stockholder receiving shares of Class H common stock with a market value higher than the market value of the shares of $1-2/3 par value common stock tendered. For more information about how you can calculate an indicated premium based on the relative trading prices of $1-2/3 par value common stock and Class H common stock, see the formula found on page 7, A14 of the Offering Circular-Prospectus.

      It is impossible to predict what the amount of the premium, if any, will be at the closing of the exchange offer or the prices at which shares of Class H common stock or $1-2/3 par value common stock will trade over time.

Q18.  What happens if too many shares of $1-2/3 common stock are tendered?

A18. If more than 86,396,977 shares of $1-2/3 common stock are tendered, all shares of $1-2/3 common stock that are validly tendered will be accepted for exchange on a pro-rata basis. However, tenders from persons who own fewer than 100 shares of $1-2/3 par value common stock and who tender all of their shares, will be accepted in full, except for tenders from employee benefit plans.

(page 8, A18 of the S-4)

      Note: if you have tendered all of your Dividend and Cash Investment Plan shares and all of your shares are not accepted due to proration, you will need to re-enroll in the Dividend and Cash Investment Plan after the close of the exchange offer.

       General Motors $1-2/3 Par Value Common Stock Exchange for Class H
                                 Common Stock
             Shareholder Services Script for Questions and Answers



Q19.  Is the exchange offer tax-free?

A19. For U.S. federal income tax purposes, the exchange offer will generally be tax-free to GM and, except in connection with cash received instead of fractional shares, its stockholders. As always, it is advisable to consult your tax advisor regarding the tax consequences to you of the exchange offer. Stockholders in certain foreign jurisdictions should refer to "The Exchange Offer--Certain Matters Relating to Foreign Jurisdictions--Income Tax Consequences in Certain Jurisdictions on p. 52 of the Offering Circular-Prospectus.

(page 8, A20 of the S-4)

Q20. When will I receive my new stock certificate for my shares of Class H common stock**?

A20. As soon as reasonably practicable following the close of the exchange offer you will receive an account statement reflecting your ownership of Class H common stock. Your shares will be held with GM's transfer agent in book-entry form under the Direct Registration System (DRS). You will receive a brochure with your statement explaining DRS and the benefits of keeping your shares in book-entry form.

      Some of the benefits of  book-entry are:
      . eliminates problems associated with paper documents, such as the need for safe storage;
      . eliminates the requirement for physical movement of certificates at time of sale, and the accompanying potential for loss;
      . transactions such as share transfers and sales will be processed electronically and therefore, more efficiently; and
      . eliminates the cost of the surety bond for replacement of lost certificates.

You are not required to maintain a book-entry account and you may at any time obtain a physical stock certificate for all or portion of your shares. Instructions describing how you can obtain stock certificates will be included with the account statement mailed to you and also can be obtained upon request from GM's transfer agent.

       General Motors $1-2/3 Par Value Common Stock Exchange for Class H
                                 Common Stock
             Shareholder Services Script for Questions and Answers



Q21.  When will I receive my check for my fractional share**?

A21. Your check for the proceeds of the sale of your fractional share will be sent to you under separate cover from your account statement of holdings. Enclosed with your cash-in-lieu check will be: a 1099-B tax form, an attachment to your U.S. federal tax return, a cost basis worksheet and examples to assist with the computation of your per share cost basis.

Q22. If shares of GM $1-2/3 par value common stock will be returned to me due to either proration or a partial tender, when and how will I receive my shares**?

A22. All shares of GM $1-2/3 par value common stock being returned to you due to proration or partial tenders will be returned to your account in book-entry form. You will receive an account statement of your holdings of GM $1-2/3 par value common stock by book-entry as soon as practicable after the close of the exchange.

** We anticipate that all of your documents from the exchange will be received by you within about three (3) weeks after the close of the exchange offer.

                             *    *    *    *    *

      GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's web site at www.sec.gov, at General Motors' website at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy. (MC 480-000-FC1), Madison Heights, Michigan 48071, telephone: (313)667-1500, menu option #2. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.

                             *    *    *    *    *

                  The following is a press release issued by
                 General Motors Corporation on April 24, 2000:

--------------------------------------------------------------------------------

                          GENERAL MOTORS CORPORATION
[GM LOGO]                                                                   NEWS
             300 Renaissance Center, Detroit Michigan, 48265-3000

--------------------------------------------------------------------------------

================================================================================

For Release  Monday, April 24, 2000                   Contact:  Catherine Dunsby
                                                      --------    (212) 418-6385


      GM LAUNCHES EXCHANGE OFFER FOR REPURCHASE OF GM $1-2/3 COMMON STOCK


     DETROIT -- General Motors Corp. (NYSE: GM, GMH) today commenced its previously announced exchange offer. GM is repurchasing up to about 14 percent of its GM $1-2/3 par value common stock through an exchange of approximately $9 billion of GM Class H common stock for outstanding shares of GM $1-2/3 stock.

     Today, GM will complete the mailing to its GM $1-2/3 stockholders of an offering circular-prospectus and other materials relating to the exchange offer. The exchange offer will expire at midnight, EDT, on May 19, 2000, unless it is extended by GM.

     If stockholders have questions about the transaction after reading the prospectus they may call GM's information agent, Morrow & Co., Inc., toll-free within the United States at (877) 816-5329, or collect from outside the U.S. at
(212) 754-8000. An investor presentation on the exchange offer, using information from the prospectus, will be available to GM $1-2/3 stockholders in the U.S. on the internet at www.msdw.com/gm-gmh-exchange on May 1, 2000.

     GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC web site at www.sec.gov, at General Motors website at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy.
(MC 480-000-FC1), Madison Heights, Michigan 48071, telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.

                             *    *    *    *    *

     The following is a newspaper advertisement of the exchange offer for publication in several U.S. newspapers:

================================================================================

 This announcement is not an offer to sell, and is not soliciting any offer to buy, any securities. The Exchange Offer is made only by means of the Offering
      Circular-Prospectus dated April 24, 2000 and the related Letter of Transmittal (and the instructions thereto) and is not being made to any
     General Motors Corporation stockholders in any jurisdiction where the making of the Exchange Offer or its acceptance would not be legal.
   In those jurisdictions in the United States where the securities or blue sky laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made an behalf of General Motors Corporation by Morgan
           Stanley & Co. Incorporated and in other jurisdictions by
               one or more registered brokers or dealers under
                        the laws of such jurisdictions.

                          General Motors Corporation

                          Notice of Offer to Exchange

                     1.065 Shares of Class H Common Stock

                               for each share of

                        $1 2/3 Par Value Common Stock,

                up to 92,012,781 shares of Class H Common Stock

           --------------------------------------------------------
                 THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL
           EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 19,
                  2000 UNLESS THE EXCHANGE OFFER IS EXTENDED.
           --------------------------------------------------------

     General Motors Corporation, a Delaware corporation ("GM"), is offering to exchange 1.065 shares of Class H Common Stock, par value $0.10 per share, of GM ("Class H Common Stock") for each share of Common Stock, par value $1 2/3 per share, of GM ("$1 2/3 Par Value Common Stock") (the "Exchange Offer") validly tendered and not withdrawn by 12:00 midnight, New York City time, on May 19, 2000, or any later date to which the Exchange Offer may be extended by GM for any reason (such date and time, as it may be so extended, the "Expiration Date") and accepted by GM upon the terms and subject to the conditions set forth in the Offering Circular-Prospectus, dated April 24, 2000 (the "Offering Circular-Prospectus"), and the related Letter of Transmittal (and the instructions thereto). GM will accept up to a maximum of 86,396,977 shares of $1 2/3 Par Value Common Stock and will issue up to a maximum of 92,012,781 shares of Class H Common Stock in the Exchange Offer. GM's Class H Common Stock is a "tracking stock" of GM designed to provide holders with financial returns based on the financial performance of Hughes Electronics Corporation ("Hughes"), which is a wholly-owned subsidiary of GM. All persons holding $1 2/3 Par Value Common Stock are eligible to participate in the Exchange Offer if they tender their shares in a jurisdiction where the Exchange Offer is permitted under local law.

     The Exchange Offer is an important element of GM's overall plan to restructure its economic interest in Hughes in order to realize some of the economic value arising from GM's ownership of Hughes, as described in the Offering Circular-Prospectus. The Exchange Offer provides holders of $1 2/3 Par Value Common Stock with an opportunity to increase, in a manner generally free of U.S. federal income tax, their interest in the financial performance of Hughes.

     The Exchange Offer is subject to various conditions, including the condition that at least 28,798,992 shares of $1 2/3 Par Value Common Stock (approximately 4.6% of the outstanding $1 2/3 Par Value Common Stock as of March 31, 2000) are validly tendered and not withdrawn on or prior to the Expiration Date.

     If more than 86,396,977 shares of $1 2/3 Par Value Common Stock are validly tendered and not withdrawn on or prior to the Expiration Date, GM will accept such shares on a pro rata basis when the Exchange Offer expires. A holder of $1 2/3 Par Value Common Stock who beneficially owns an aggregate of fewer than 100 shares of $1 2/3 Par Value Common Stock and who validly tenders all such shares will generally not be subject to proration, as described in the Offering Circular-Prospectus. In addition, no fractional shares of Class H Common Stock will be issued in the Exchange Offer. Instead, cash will be paid to holders of $1 2/3 Par Value Common Stock otherwise entitled to receive fractional shares of Class H Common Stock as a result of the Exchange Offer.

     NONE OF GM, HUGHES, THE EXCHANGE AGENT, THE INFORMATION AGENT, THE DEALER MANAGER, THE MARKETING MANAGER OR ANY OF THEIR RESPECTIVE OFFICERS OR DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ANY SHARES OF $1 2/3 PAR VALUE COMMON STOCK PURSUANT TO THE EXCHANGE OFFER. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION REGARDING WHETHER TO TENDER SHARES OF $1 2/3 PAR VALUE COMMON STOCK AND, IF SO, HOW MANY SHARES TO TENDER PURSUANT TO THE EXCHANGE OFFER.

     For purposes of the Exchange Offer, the exchange of shares will be complete if GM gives oral or written notice to Fleet National Bank (the "Exchange Agent") that it has accepted the tenders of such shares for exchange. Promptly following the announcement by GM of the final results of the Exchange Offer, including proration, if any, the Exchange Agent will deliver the tendered shares of $1 2/3 Par Value Common Stock to GM and, as agent for the tendering stockholders, will receive from GM the shares of Class H Common Stock that correspond to the number of shares of $1 2/3 Par Value Common Stock accepted and credit such shares to book-entry accounts maintained for the tendering stockholders.

     In all cases, exchange of shares of $1 2/3 Par Value Common Stock will be made only upon receipt by the Exchange Agent prior to 12:00 midnight, New York City time, on the Expiration Date of the Exchange Offer of (1) if applicable, certificates representing such shares of $1 2/3 Par Value Common Stock (or timely confirmation of a book-entry transfer of such $1 2/3 Par Value Common Stock into the Exchange Agent's account at The Depository Trust Company) and
(2) a properly completed and duly executed Letter of Transmittal or an agent's message (as described in the Offering Circular-Prospectus) in connection with a book-entry transfer of shares, together with any other documents required by the instructions to the Letter of Transmittal. Under no circumstances will interest be paid by GM pursuant to the Exchange Offer, regardless of any delay in making such exchange or crediting or delivering shares.

     GM expressly reserves the right, at any time or from time to time, in its sole and absolute discretion for any reason and regardless of whether any of the conditions specified in the Offering Circular-Prospectus under the caption "The Exchange Offer--Conditions for Completion of the Exchange Offer" have been satisfied, (1) to extend the period of time during which the Exchange Offer is open or (2) to amend the Exchange Offer in any respect (including termination of the Exchange Offer if the conditions described in the Offering Circular-Prospectus are not met or changing the exchange ratio), in each case by issuing a press release or by making another public announcement of such extension or amendment.

     Tenders of shares of $1 2/3 Par Value Common Stock made pursuant to the Exchange Offer may be withdrawn as set forth in the Offering Circular-Prospectus under the caption "The Exchange Offer--Withdrawal Rights" and in the instructions to the Letter of Transmittal. Tendered shares may be withdrawn at any time prior to the Expiration Date and may also be withdrawn after the expiration of 40 business days from the commencement of the Exchange Offer if GM has not previously accepted such shares. To be effective, a written notice of withdrawal must be received by the Exchange Agent by the Expiration Date at one of its addresses set forth on the back cover of the Offering Circular-Prospectus and must specify the name of the person who tendered the shares of $1 2/3 Par Value Common Stock to be withdrawn, the number of shares of $1 2/3 Par Value Common Stock to be withdrawn and the name in which the $1 2/3 Par Value Common Stock certificates are registered, if different from that of the withdrawing holder, as described in the Offering Circular-Prospectus. All questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of $1 2/3 Par Value Common Stock will be determined by GM in its sole and absolute discretion, which determination will be final and binding on all tendering stockholders. None of GM, Hughes, the Exchange Agent, the Information Agent, the Dealer Manager, the Marketing Manager, the soliciting dealers or any other person will be under any duty to give notification of any defect or irregularity in tenders or notices of withdrawal or incur any liability for failure to give any such notification.

     The Offering Circular-Prospectus, the Letter of Transmittal (and the instructions thereto) and other relevant materials are being mailed to record holders of $1 2/3 Par Value Common Stock and furnished to brokers, securities dealers, banks, trust companies and similar persons whose names, or the name of whose nominees, appear on the most recent stockholder list of GM or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of $1 2/3 Par Value Common Stock. The Offering Circular-Prospectus, the Letter of Transmittal (and the instructions thereto) and the related materials contain important information which should be read carefully before any decision is made with respect to the Exchange Offer.

     Salomon Smith Barney Inc. is acting as the Marketing Manager for Hughes in connection with the Exchange Offer.

     Questions and requests for assistance or additional copies of the Offering Circular-Prospectus, the Letter of Transmittal (and the instructions thereto) and other materials relating to the Exchange Offer may be directed to the Information Agent or the Dealer Manager, as set forth below.


               The Information Agent for the Exchange Offer is:

                              Morrow & Co., Inc.
                          445 Park Avenue, 5th Floor
                           New York, New York 10022
                          (877) 816-5329 (toll free)
                        for calls in the United States
                           (212) 754-8000 (collect)
                      for calls outside the United States

                 The Dealer Manager for the Exchange Offer is:

                          MORGAN STANLEY DEAN WITTER

                              Call (212) 761-0039

April 24, 2000

     GM urges holders of $1 2/3 Par Value Common Stock to read the final Registration Statement, including the final Offering Circular-Prospectus, regarding the Exchange Offer, as well as the other documents that GM has filed or will file with the Securities and Exchange Commission (the "SEC"), because they contain or will contain important information for making an informed investment decision. Holders of $1 2/3 Par Value Common Stock may obtain a free copy of the final Offering Circular-Prospectus and other documents filed by GM at the SEC's website at www.sec.gov or at GM's website at www.gm.com, or from GM by directing such request in writing to: GM Fulfillment Center, 30200
Stephenson Hwy, (MC 480-000-FC1), Madison Heights, Michigan 48071.

================================================================================

The following is a statement posted to the website www.msdw.com/gm-gmh-exchange on April 24, 2000:

Morgan Stanley Dean Witter For Individual Investors
Success. One investor at a time.

[GENERAL MOTORS CORPORATION LOGO]

[HUGHES ELECTRONICS CORPORATION LOGO]


GM-GMH Exchange Offer

A presentation by Hughes Electronics' Management on the GM-GMH Exchange Offer will be available to GM $1 2/3 shareholders in the U.S. on this site as of May 1, 2000.

GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's web site at www.sec.gov, at General Motors' website at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy (MC 480-000-FC1), Madison Heights, Michigan 48071, telephone: 313-667-1500, menu option #2. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.

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